Otsuka and Teva Sign Licensing Agreement for Japan on Prophylactic Migraine Drug Candidate
Fremanezumab (TEV-48125)

TOKYO, JAPAN and JERUSALEM, ISRAEL — May 15, 2017 — Otsuka Pharmaceutical Co., Ltd (Otsuka) and Teva Pharmaceutical Industries, Ltd. (Teva) announce an agreement covering Japan for Otsuka to develop and commercialize Teva’s investigational drug candidate fremanezumab (TEV-48125), an anti-calcitonin gene-related peptide (CGRP) monoclonal antibody for the prevention of migraine. Fremanezumab is administered monthly as a subcutaneous injection. Through the agreement, Otsuka secures exclusive rights in Japan to fremanezumab, which Teva is globally developing in other countries.

The annual prevalence of migraine in Japan is 8.4% of adults and approximately 8.4 million patients suffer from the condition. The highest prevalence rate is among young women, with approximately 20% of cases reported among women in their 30s.1 Acute as well as preventive treatments exist for migraine, but there is an unmet need for targeted, preventive treatments.

In global Phase IIb studies conducted by Teva for episodic and chronic migraine, all doses achieved their primary and secondary study endpoints. The data indicated a significant reduction in both the number of monthly cumulative headache hours (primary endpoint in chronic migraine), and the number of migraine days (primary endpoint in episodic migraine), relative to baseline. No treatment-related serious adverse events were reported with the use of fremanezumab. Common adverse events observed in clinical trials included mild injection-site pain or erythema and pruritus.

About the Agreement

With the agreement consummated, Otsuka is to pay Teva a lump-sum payment of $50 million. Milestone payments will be made upon filing and regulatory approval in Japan and then upon achievement of specified revenue targets. Future clinical trials in Japan will be carried out and funded by Otsuka. In addition, Otsuka holds exclusive sales rights and will pay royalties on revenues to Teva.

Tatsuo Higuchi, president and representative director of Otsuka Pharmaceutical Co., Ltd. commented, “Through this agreement, we aim to leverage our core strengths in the areas of neurology and psychiatry. I’m confident that this new therapy, advanced to this development stage by Teva, holds significant potential as a future new option in an area with high patient needs in Japan.”

Gianfranco Nazzi, president & CEO growth markets at Teva Pharmaceutical Industries, noted, “We have seen very promising preliminary results for fremanezumab in our Phase IIb studies for both chronic and episodic migraine. We believe the promise shown in these investigational trials represents significant hope for patients suffering from debilitating migraines, and we look forward to bringing this therapy to patients in Japan in collaboration with Otsuka Pharmaceutical Co., Ltd.”

About Fremanezumab (TEV-48125)

Fremanezumab is a monthly subcutaneous injection that is under development for the prevention of migraine, with clinical trials conducted in chronic and episodic migraine as well as chronic and episodic cluster headache. It is thought to prevent migraine by selectively binding to CGRP ligand, a well-validated target in migraine. The effectiveness and safety of four dose levels of fremanezumab were previously studied in phase IIb, placebo-controlled, double-blind trials (about 300 participants) for the prevention of recurrent, episodic migraine and chronic migraine.

About Otsuka

Otsuka Pharmaceutical is a global healthcare company with the corporate philosophy: “Otsuka – people creating new products for better health worldwide.” Otsuka researches, develops, manufactures and markets innovative and original products, with a focus on pharmaceutical products to meet unmet medical needs and nutraceutical products for the maintenance of everyday health.

In pharmaceuticals, Otsuka is a leader in the challenging area of mental health and also has research programs on several under-addressed diseases including tuberculosis, a significant global public health issue. These commitments illustrate how Otsuka is a “big venture” company at heart, applying a youthful spirit of creativity in everything it does.

Otsuka Pharmaceutical is a subsidiary of Otsuka Holdings Co., Ltd., headquartered in Tokyo, Japan, with 2016 consolidated sales of approximately $11 billion.

All Otsuka stories start by taking the road less travelled. Learn more about Otsuka at www.otsuka.co.jp/en/. Learn more about Otsuka in the U.S. at www.otsuka-us.com and connect with us on Twitter at @OtsukaUS.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

1 Sakai F, Igarashi H. Prevalence of migraine in Japan: a nationwide survey. Cephalalgia 1997; 17(1): 15-22.

Contacts:

Otsuka Pharmaceutical

Japan

Jeffrey Gilbert

Leader, Pharmaceutical Public Relations

81-3-6361-7379

Gilbert.jeffrey@otsuka.jp

United States

Kimberly Whitefield

Corporate Communications

Otsuka America Pharmaceutical, Inc.

kimberly.whitefield@otsuka-us.com

+1 609 535-9259

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the potential the research, development and commercialization of TEV-48125 (fremanezumab), which are based on Teva’s management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause Teva’s future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals;

the potential that the expected benefits and opportunities related to the outlicense of TEV-48125 to Otsuka may not be realized;

Teva’s specialty medicines business, including: competition for Teva’s specialty products, especially Copaxone®, Teva’s leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; Teva’s ability to achieve expected results from investments in Teva’s product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of Teva’s patents and other measures to protect Teva’s intellectual property rights;

Teva’s business and operations in general, including: Teva’s ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage Teva’s reputation for quality production and require costly remediation; interruptions in Teva’s supply chain; disruptions of Teva’s or third party information technology systems or breaches of Teva’s data security; the restructuring of Teva’s manufacturing network, including potential related labor unrest; the impact of continuing consolidation of Teva’s distributors and customers; and variations in patent laws that may adversely affect Teva’s ability to manufacture Teva’s products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which Teva are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following Teva’s resolution with the U.S. government of Teva’s FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of Teva’s patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in Teva’s other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and Teva assumes no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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